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AUSTIN GOLD CORP.
9th Floor, 1021 West Hastings Street
Vancouver, BC, Canada V6E 0C3

Telephone: (604) 787-2338	Email: grant.bond@austin.gold

NOTICE-AND-ACCESS NOTIFICATION TO SHAREHOLDERS

ANNUAL GENERAL MEETING OF SHAREHOLDERS

TO BE HELD ON WEDNESDAY, MAY 6, 2026

You are receiving this notification because Austin Gold Corp. (the "Company") has opted to use the "notice-and-access" model for the delivery of its management information circular (the "Information Circular") to the holders of common shares in the capital of the Company (the "Shareholders") in respect of its annual general meeting of Shareholders to be held on Wednesday, May 6, 2026 (the "Meeting").

Under "notice-and-access" instead of receiving paper copies of the Information Circular, Shareholders are receiving this notice with information on how to access the Information Circular electronically. In addition to this notification, Shareholders will receive a proxy or voting instruction form, as applicable, to use to vote at the Meeting.

The use of this alternative means of delivery is more environmentally friendly and more economical. It reduces the Company's paper use and it also reduces the Company's printing and mailing costs.

MEETING DATE

WHEN: Wednesday, May 6, 2026	TIME: 11:30 a.m. (Pacific Time)

WHERE: 15th Floor, 1111 West Hastings Street, Vancouver, British Columbia, Canada, V6E 2J3

SHAREHOLDERS WILL BE ASKED TO CONSIDER AND VOTE ON THE FOLLOWING MATTERS AT THE MEETING:

  FIX THE NUMBER OF DIRECTORS: To set the number of directors of the Company at five (5) for the ensuing year. See the section entitled "Number of Directors" in the Information Circular.
  ELECTION OF DIRECTORS: To elect five (5) directors of the Company for the ensuing year. See the section entitled "Election of Directors" in the Information Circular.
  APPOINTMENT AND REMUNERATION OF AUDITORS: To appoint Manning Elliott LLP as auditors of the Company for the ensuing year and to authorize the directors to fix their remuneration. See the section entitled "Appointment and Remuneration of Auditors" in the Information Circular.
  OTHER BUSINESS: to transact such further or other business as may properly come before the Meeting or any adjournment or postponement thereof.

SHAREHOLDERS ARE REMINDED TO REVIEW THE INFORMATION CIRCULAR PRIOR TO VOTING.

WEBSITES WHERE THE INFORMATION CIRCULAR IS POSTED:

The Information Circular can be viewed online under the Company's profile at www.sedarplus.ca (Canada) and on the EDGAR section of the Securities and Exchange Commission website at www.sec.gov (United States), or on the Company's website at www.austin.gold/agm/.

The Financial Statement Request Card will be mailed to Shareholders. In addition to this notification, Shareholders will receive a proxy or voting instruction form, as applicable, to use to vote at the Meeting.

HOW TO OBTAIN PAPER COPIES OF THE INFORMATION CIRCULAR

Shareholders may request paper copies of the Information Circular and other meeting materials, including the audited consolidated financial statements of the Company for the years ended December 31, 2025, 2024 and 2023 and the report of the auditors thereon and related Management's Discussion & Analysis, by first class mail, courier or the equivalent at no cost to the Shareholder. Requests must be made by email to proxy@endeavortrust.com or by calling toll-free at 1-888-787-0888. Requests may be made up to one year from the date the Information Circular was filed on SEDAR+.

For Shareholders who wish to receive paper copies of the Information Circular in advance of the voting deadline, requests must be received no later than April 27, 2026. The Information Circular will be sent to such Shareholders within three business days of their request if such requests are made before the Meeting. Following the Meeting, the Information Circular will be sent to such Shareholders within ten days of their request.

Requests must be made by email to proxy@endeavortrust.com or by calling toll-free at 1-888-787-0888.

VOTING

YOU CANNOT VOTE BY RETURNING THIS NOTICE. To vote your securities, you must vote using the method set out in the voting instruction form or proxy.

Registered Holders are asked to return their proxies using the following methods by the proxy deposit date noted on the proxy, which is by 11:30 a.m., Pacific Time on Monday, May 4, 2026:

ONLINE: Go to www.eproxy.ca and follow the instructions.

EMAIL: Send to proxy@endeavortrust.com

FACSIMILE: Fax to Endeavor Trust Corporation at 604-559-8908.

MAIL: Complete the form of proxy or any other proper form of proxy, sign it and mail it to:

Endeavor Trust Corporation

Suite 702, 777 Hornby Street

Vancouver, BC, Canada V6Z 1S4

Beneficial Holders are asked to return their voting instructions using the following methods at least one business day in advance of the proxy deposit date noted on your voting instruction form:

INTERNET: Go to www.proxyvote.com and follow the instructions.

MAIL: Complete the voting instruction form, sign it and mail it in the envelope provided.

Shareholders with questions about notice-and-access can call toll free at 1-888-787-0888